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SEC 16001699

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SEC FILE NUMBER
8-15123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Cameron Parkway
(No. and Street)

Oklahoma City (City) OK (State) 73114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Williams 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2850 (Address) Oklahoma City (City) OK (State) 73102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shirley Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shirley Williams
Signature

Treasurer
Title

Karen Stafford
Notary Public

Commission No. 02019454
My Commission Expires Dec. 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Fidelity Securities, Inc.
A member of the American Fidelity Group
Member FINRA

February 12, 2016

AMERICAN FIDELITY SECURITIES, INC.'S EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015.

American Fidelity Securities, Inc.

I, David M. Robinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
David M. Robinson
Assistant Vice President
Chief Compliance Officer

American Fidelity Securities, Inc.

I, Shirley Williams, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Shirley Williams
Assistant Vice President
Chief Financial Officer

2000 CLASSEN BOULEVARD, SUITE 7N • OKLAHOMA CITY, OK 73106 • (405) 523-5869
E-MAIL: david.robinson@americanfidelity.com • FAX: (405) 416-7879

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

Oklahoma City, Oklahoma
February 12, 2016

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition – December 31, 2015	2
Statement of Income – Year ended December 31, 2015	3
Statement of Changes in Stockholder's Equity – Year ended December 31, 2015	4
Statement of Cash Flows – Year ended December 31, 2015	5
Notes to Financial Statements	6
Schedules	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Computation for Determination of Reserve Requirement for PAB Accounts	10
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	10

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 12, 2016

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	901
Certificates of deposits at cost		54,000
Accrued interest receivable		99
Fees receivable		33,982
Total assets	$	88,982

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable – parent	$	29,872
Accounts payable – other		4,110
Total liabilities		33,982
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	88,982

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2015

Revenues:		
Fees for variable annuity insurance contracts	$	1,087,361
Interest		185
		1,087,546
Expenses:		
Fees to affiliated service providers		839,451
Regulatory fees and expenses		248,095
		1,087,546
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Total stockholder's equity
Balance, December 31, 2014	$	10,000	45,000	55,000
Net income		—	—	—
Balance, December 31, 2015	$	10,000	45,000	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Increase in accrued interest receivable		(94)
Decrease in fees receivable		24,073
Decrease in liabilities		(24,073)
Net cash used in operating activities		(94)
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		108,000
Purchases of certificates of deposit		(108,000)
Net cash provided by investing activities		—
Net decrease in cash		(94)
Cash, beginning of year		995
Cash, end of year	$	901

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company is a non-carrying subscription broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other affiliated and nonaffiliated entities.

Under terms of an underwriting agreement with AFA, the Company earns fees from the variable annuity insurance contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. Under a management agreement with AFA, AFA charges the Company for costs incurred not to exceed net earnings by the Company for services rendered under the contract. AFA charged the Company fees of $839,451 in 2015. Although the Company believes the related party charges described above are reasonable, no assurance can be given that the costs recognized in the accompanying statement of income are reflective of the costs that the Company would incur on a stand-alone basis.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificates of deposit are carried at cost, which approximates fair value due to the short period of time to maturity, and are considered a Level 2 measurement.

(e) ***Revenue***

Fees for variable annuity insurance contracts are recorded on a trade-date basis or earned over the service period. These fees are comprised of sales, distribution, withdrawal and policy maintenance charges. Fees from the Funds and affiliates were $929,227 and $158,134 from other entities for a total of $1,087,361 in 2015.

(f) ***Income Taxes***

No provision for income taxes was recognized because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company has no unrecognized tax positions at December 31, 2015.

As of December 31, 2015, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2012 through 2015 remain open to examination by the U.S. federal jurisdiction and various states to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Broker-dealers that transact business only in investment company shares and variable annuities and that do not receive customer moneys or securities must maintain net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company has net capital of $37,619 as of December 31, 2015.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2015.

(4) Rule 15c3-3

The Company identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1). Under this exemption, the *Computation for Determining Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions in management's opinion involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

(6) Subsequent Events

The Company has evaluated subsequent events through February 12, 2016, the date the financial statements were available to be issued.

Schedule I

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

Computation of net capital:		
Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		17,381
Net capital		37,619
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	32,619
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital)	$	31,619
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	33,982
Percentage of aggregate indebtedness to net capital		90%

There were no differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2015.

See accompanying report of independent registered public accounting firm.

Schedule II

AMERICAN FIDELITY SECURITIES, INC.

Computation of Reserve Requirements Pursuant to Rule 15c3-3,

Computation for Determination of Reserve Requirements for PAB Accounts, and

Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(1) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm